

Mail Stop 3030

April 7, 2009

VIA U.S. MAIL

Mr. C. Brett Burford
Chief Financial Officer
Craftmade International, Inc.
650 South Royal Lane, Suite 100
Coppell, TX 75019

      RE: Craftmade International, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2008
               Filed on September 26, 2008
               File No. 000-26667

Dear Mr. Burford:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Brian Cascio
                            Accounting Branch Chief